Mail Stop 4561

July 18, 2008

Mr. Andrew M. Alexander
Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

> **Re: Weingarten Realty Investors**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-09876**

Dear Mr. Alexander:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief